

August 6, 2010

Lydall, Inc.
Paul G. Igoe
Vice President, General Counsel and Secretary
One Colonial Road
Manchester, CT 06045-0151
U.S.A.

      Re: **Lydall, Inc.**
              Form 10-K
              Filed March 17, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed February 26, 2010
              File No. 001-07665

Dear Mr. Igoe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 4

1. We note your disclosure in the first paragraph of this section that your "financial condition, operating result and cash flow can be impacted by a number of factors, including, but not limited to those described below." All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Executive Officers of the Registrant, page 10

2. Please confirm that in future filings you will briefly describe the business experience
   during the past five years of each of your executive officers. Refer to Item 401(e) of
   Regulation S-K.

Item 11. Executive Compensation, page 36

3. In future filings, please revise this section to incorporate the information under the
   heading "Potential Payments Upon Termination or Change-in-Control" in the proxy
   statement or please advise. Refer to Item 402(j) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

General

4. In future filings, please remove the words "Confidential, for Use of the Commission
   Only" from the cover page of your Schedule 14A or advise.

5. We note that you have not included any disclosure in response to Item 402(s) of
   Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
   necessary and describe the process you undertook to reach that conclusion.

Benchmarking, page 17

6. We note your disclosure that your compensation consultant's report "applied the findings
   of the 2008/2009 Watson Wyatt Top Management Compensation Survey and the Mercer
   Executive Benchmarking Database." Please advise us whether benchmarking to the
   Watson Wyatt Top Management Compensation Survey and the Mercer Executive
   Benchmarking Database is material to your compensation policies and decisions. If so,
   please confirm to us that in future filings you will list the companies to which you
   benchmark and disclose the degree to which the compensation committee considered
   such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Performance Program, page 18

7. We note your disclosure on page 18 that your named executive officers are eligible to
   receive cash bonuses if specific financial targets are achieved. Please confirm that in
   future filings you will quantify all company-wide performance targets or please provide
   us with your analysis for concluding that the disclosure of such targets is not required
   because it would result in competitive harm and such disclosure may be omitted pursuant
   to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that
   you have an appropriate basis for omitting the specific targets, you must discuss how

difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director